

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2012

Via E-mail
Timothy Kuh
Vice President and Director
APD Antiquities, Inc.
1314 South Grand Boulevard, Suite 2-17
Spokane, WA 99202

> **Re: APD Antiquities, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 20, 2012**
> **File No. 000-50738**

Dear Mr. Kuh:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. It does not appear that you have included financial statements in your Information Statement. Please provide us with your analysis as to why you believe that you are not required to provide financial statements pursuant to Item 13 or Item 14 of Schedule 14A, or revise your Information Statement to include the required financial statements.

2. Please clarify throughout your Information Statement whether you will issue shares to Northern Adventures, Inc. or to the shareholders of Northern Adventures, Inc. in connection with the proposed transaction. Please also revise your "Exemption from Registration" disclosure on page 8 accordingly, and provide additional disclosure regarding the facts relied upon in utilizing the 4(2) exemption.

Cover Page of the Information Statement

3. We note your statement in the third full paragraph that "the action has been approved without the affirmative vote of any other stockholders of Trevenex." Please explain your reference to Trevenex, or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Michael Espey